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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                                 SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)

                             Cade Industries, Inc.
                               (Name of Issuer)

                         Common Stock,$.001 par value
                        (Title of Class of Securities)

                                  127382-10-9
                                (CUSIP Number)

                                 Molly F. Cade
                           c/o Cade Industries, Inc.
                                   Suite 120
                              2365 Woodlake Drive
                            Okemos, Michigan 48864
                                 517-347-1333
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                           Conrad G. Goodkind, Esq.
                                Quarles & Brady
                           411 East Wisconsin Avenue
                          Milwaukee, Wisconsin  53202
                                (414) 277-5000

                               October 31, 1997

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                 SCHEDULE 13D


I.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
            Molly F. Cade

II.   Check the Appropriate Box if a Member of a Group
      (a)  [ ]  (b)  [ ]

III.   SEC Use Only

IV.    Source of funds
            PF

V. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       [ ]

VI.    Citizenship or Place of Organization
            United States

       Number of Shares Beneficially Owned by Each Reporting Person With:

VII.   Sole Voting Power
            5,208,762 (includes 50,000 shares which may be acquired by options exercisable currently or within 60 days)

VIII.  Shared Voting Power
            -0-

IX.    Sole Dispositive Power
            5,208,762 (includes 50,000 shares which may be acquired by options exercisable currently or within 60 days)


X.     Shared Dispositive Power
            -0-

XI.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
            [ ]


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XII.   Percent of Class Represented by Amount in Row (11)
            23.1%

XIII.  Type of Reporting Person
            IN

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ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

            Cade Industries, Inc.
            2365 Woodlake Drive, Suite 120
            Okemos, Michigan 48864

Title of Security to which this statement relates:

            Common Stock, $.001 par value ("Common Stock")

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c). This Amendment No. 1 to Schedule 13D is filed on behalf of Molly F. Cade, an individual with a business office c/o Cade Industries, Inc. at 2365 Woodlake Drive, Suite 120, Okemos, Michigan 48864. Ms. Cade is a director of Cade Industries, Inc. and is an educator for St. Michael's School.

(d) and (e). During the last five years Ms. Cade has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  Ms. Cade is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Other than any changes arising from Ms. Cade's role as a director and member of the Compensation Committee of Cade Industries, Inc., no material changes in the issuer's assets, business or structure are contemplated by Ms. Cade and no transactions of the type in Items (a)-(j) are contemplated. Although Ms. Cade has no present

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plans to buy or sell, Ms. Cade reserves the right to buy or sell shares as her investment needs change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b).   As reported in the original Schedule 13D, Ms. Cade acquired shares of Common Stock as a result of the death of her husband in 1986. Ms. Cade holds directly 5,158,762 shares of Common Stock and has options exercisable currently or within 60 days for 50,000 shares of Common Stock. Her husband owns 16,200 shares of Common Stock, which Ms. Cade disclaims beneficial ownership of. This total of 5,208,762 shares represents approximately 23.1% of the outstanding shares of the Company.

(c). There have been no transactions by Ms. Cade with respect to the Cade Industries, Inc. Common Stock during the 60 days preceding the date of this
Schedule 13D.

(d).  Not Applicable.

(e).  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between Ms. Cade and any other person with respect to any securities of Cade Industries, Inc.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

March 24, 1998

                                        MOLLY F. CADE


                                        /s/ Molly F. Cade
                                        -----------------

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